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Corporate Contact:
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       Sanjay Hurry
       Investor Relations Officer
       TTI Telecom Ltd.
       T: +1.201.795.3883
       sanjay.hurry@tti-telecom.com
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                       TTI TELECOM TO PROVIDE METROPCS ITS
                           SERVICE ASSURANCE SOLUTION

Hoboken, New Jersey - March 13, 2006 - TTI Telecom International Ltd. (NASDAQ:
TTIL) (`TTI Telecom'), a global supplier of Operations Support Systems (OSS) to communications service providers, today announced that MetroPCS Communications, Inc. (`MetroPCS'), a rapidly growing provider of wireless communications services, will standardize its 3G network on TTI Telecom's Service Assurance solution. Terms of the contract were not disclosed.

MetroPCS will implement both Fault Management (FaM) and Trouble Ticket (NeTkT) modules, and will leverage the pre-integrated nature of TTI Telecom's solutions and NeTkT's unique understanding of service provider-specific processes to automate the trouble-ticketing cycle, thereby allowing for quicker identification of network outages and resolution and resulting in reduced downtime and greater customer satisfaction.

"With our rapid growth to over 2 million subscribers in just four years, network management is crucial to ensure our customers receive the best product possible. The TTI Telecom solutions will help us effectively manage our network," said Robert A. Young, executive vice president for market operations of MetroPCS.

Stated Ruben Markus, chief executive officer of TTI Telecom, "This contract award is indicative of our continued penetration of the North American wireless carrier market and further validates our ability to deliver scalable OSS solutions that are central to a service provider's ability to manage today's multi-technology, multi-vendor network environments. We look forward to a long and fruitful partnership with MetroPCS and growing with it as part of its expansion."

About MetroPCS Communications, Inc.

Dallas-based MetroPCS Communications, Inc. is a provider of wireless communications services. MetroPCS holds 23 licenses through its subsidiaries in the greater Miami, Tampa, Sarasota, Atlanta, San Francisco, Dallas, Detroit and Sacramento metropolitan areas. MetroPCS has over 2 million subscribers and offers customers flat rate plans with unlimited anytime local and domestic long distance minutes with no contract. MetroPCS is among the first wireless operators to deploy an all-digital network based on third generation infrastructure and handsets. For more information, visit the MetroPCS web site at www.metropcs.com.

About TTI Telecom:

TTI Team Telecom International Ltd. offers advanced, modular and integrated software products and services for Operations Support Systems (OSS) to communications service providers. TTI Telecom is uniquely positioned to bridge legacy and next-generation, convergent network and service infrastructures with its Netrac-based service assurance, fulfillment and revenue assurance solutions. With Netrac, service providers can reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Over 70 service providers worldwide have deployed TTI Telecom's solutions, supported by offices globally. For additional information, please visit www.tti-telecom.com.

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.

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